May 15, 2008

By Electronic Submission and Facsimile to (202) 772-9208

U.S. Securities and Exchange Commission

Financial Services Group

100 F Street, NE

Washington, DC 20549

Attention:	Christian Windsor, Esq.
Michael R. Clampitt, Esq.

Re:	The First Marblehead Corporation
Form 10-K (y/e June 30, 2007), Proxy Statement 2007
Filed August 28, 2007 (Form 10-K)
File No. 001-31825

Ladies and Gentlemen:

The following are responses of The First Marblehead Corporation (the “Corporation”) to comments contained in the letter dated April 2, 2008 (the “Letter”) from Mr. Christian Windsor, Special Counsel to the Financial Services Group of the Securities and Exchange Commission (the “SEC”), to Mr. Jack L. Kopnisky, Chief Executive Officer, President and Chief Operating Officer of the Corporation.

For your convenience in review, the following responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-Q for the Quarter Ended December 31, 2007

Management’s Discussion and Analysis

Application of Critical Accounting Policies and Procedures

Service Revenue and Receivables

1.	In order for investors to understand your financial performance, please consider providing the actual percentage range of defaults, recoveries, and prepayments on all outstanding trusts as well as the

The First Marblehead Corporation

800 Boylston Street, 34th Floor

Boston, MA 02199

Phone 800.895.4283

www.firstmarblehead.com

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U.S. Securities and Exchange Commission

May 15, 2008

percentage change (growth or decline rate) as compared to prior periods.

Response:

In order to broadly disseminate actual trust performance information, the Corporation filed as exhibits to its quarterly report on Form 10-Q for the quarter ended March 31, 2008 (the “Q3 Form 10-Q”) static pool information, as well as a supplemental presentation of certain additional performance data, for fifteen securitization trusts facilitated by the Corporation since June 2003. In addition, the Corporation furnished such information as exhibits to a current report on Form 8-K filed by the Corporation on May 8, 2008 and has posted such information on its website.

The static pool information provides readers with actual trust-level detail regarding borrower payment status, delinquency, cumulative loss and prepayment data as of March 31, 2008 and as of prior quarterly periods since June or December 2004. The Corporation believes that the presentation of the information provides investors with the ability to easily calculate percentage changes for each trust for prior periods. The supplemental presentation provides readers with actual trust-level information regarding, among other things, parity ratios, net recovery rates, payment status and rolling six-months prepayment rates.

In the Corporation’s discussion of service revenues and receivables under the caption “Application of Critical Accounting Policies and Estimates” in the Q3 Form 10-Q, the Corporation has included new disclosure noting the availability of the static pool information and supplemental presentation (page 29). The Corporation intends to file updated static pool and supplemental information in its future quarterly and annual reports.

Sensitivity Analysis

2.	Please supplement your disclosure, in future filings, to disclose the relevant assumptions supporting the analysis disclosed in the tables. For example, consider disclosing the spread you used as part of your estimate and the length of time you estimate such spread will persist. In addition, add disclosure as to whether any carryover interest has occurred and, if so, the amount.

Response:

The Corporation has revised its sensitivity analysis to include its loan performance assumptions, and the quantitative effects of hypothetical changes in those assumptions, in the tabular disclosure (page 32). In addition, the Corporation has added detailed disclosure

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U.S. Securities and Exchange Commission

May 15, 2008

regarding auction rate notes issued by securitization trusts that it has facilitated (page 33).

The additional disclosure regarding auction rate notes describes the spreads over one-month LIBOR used in management’s estimate of the fair value of the Corporation’s service receivables. The disclosure also explains that, as a result of failed auctions that occurred during the third quarter of fiscal 2008, management assumed at March 31, 2008 that all outstanding auction rate notes will continue to bear interest at the current maximum spreads until their expected maturity dates.

The disclosure cautions that the current maximum spreads could increase further in the event that the auction rate notes are downgraded by rating agencies and provides the spreads that would result in the event of ratings downgrades below specified thresholds. The disclosure also quantifies the effect, on an absolute and percentage basis, of increases in the current maximum spreads on the estimated value of the Corporation’s additional structural advisory fees and residuals receivables.

Finally, the Corporation’s disclosure notes the circumstances under which carryover interest could accrue and expressly states that the Corporation has assumed that no trust will accrue carryover interest in estimating the fair value of its service receivables.

Parity Ratios

3.	In future filings, please discuss and explain the impact of the parity ratios on your ability to generate cash from the structural advisory fees and disclose the range of actual parity ratios.

Response:

In its discussion under the caption “Securitizations and Related Revenue” (page 25), the Corporation has noted the general effect of parity ratios on its ability to generate cash flows from additional structural advisory fees and residuals. The disclosure notes that the Corporation’s receipt of these fees could be significantly delayed under the terms of the indentures relating to the securitization trusts as a result of the filing on April 7, 2008 by The Education Resources Institute, Inc. (“TERI”), the third-party guarantor of the trusts’ student loans, of a voluntary petition for reorganization under federal bankruptcy laws (the “TERI Reorganization”). The disclosure refers the reader to more detailed disclosures relating to the trust indentures and management’s assumptions regarding TERI’s ability to pay guaranty claims following the TERI Reorganization.

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U.S. Securities and Exchange Commission

May 15, 2008

In its discussion of additional structural advisory fees, the Corporation discloses the actual range of trust parity ratios as of March 31, 2008, and also refers the reader to the more detailed, trust-level parity ratio information included in exhibit 99.2 to the Q3 Form 10-Q.

In order to better assist readers in understanding the effects of parity ratios and the TERI Reorganization on projected trust cash flows, the Corporation also:

•

noted in the discussion of additional structural advisory fees (page 26) and residuals (page 27) the change in the expected timing of receipt of such fees at March 31, 2008 compared to December 31, 2007. The disclosure states that, at December 31, 2007, the Corporation assumed that it would begin receiving such fees approximately five to seven years after the date of a particular securitization. The disclosure notes that, at March 31, 2008, the Corporation expected to begin receiving such fees approximately five to seventeen years after the date of a particular securitization.

•	included in exhibit 99.2 to the Q3 Form 10-Q a comparison of the trust cash flow projections as of March 31, 2008 compared to both December 31, 2007 and September 30, 2007.

Enclosed please find a copy of the Q3 Form 10-Q. If you require additional information, please do not hesitate to contact Greg Woods of the Corporation at (617) 638-2176, or the undersigned at (617) 638-2246.

Very truly yours,

/s/ Peter B. Tarr
Peter B. Tarr
Chairman of the Board and General Counsel

cc:	Jack L. Kopnisky
John A. Hupalo
Gregory M. Woods, Esq.

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